Exhibit 99.1
Press release
Sify Technologies Q2 revenues at $34.40 million
Revenues grow 6% sequentially, Net Operating Loss at $4.13 million
Chennai, Friday 31st October 2008: Sify Technologies Limited (Nasdaq National Markets: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated results under the International Financial Reporting Standards (IFRS) for the second quarter ended 30th September 2008.
Performance Highlights Q2 2008-09
▪	Sify reported revenues of $34.40 million for the quarter ended 30th September 2008, 9 % higher than the same quarter in the previous year, and 6% higher than the immediately preceding quarter.

▪	The Enterprise business registered growth at 13% over the previous quarter, while the consumer business’ revenues were 7% lower than the previous quarter. The challenging global financial and economic climate resulted in the international business ending the quarter with revenues at the same level as the previous quarter.

▪	Net operating loss for the quarter was $4.13 million compared to a net operating profit of $0.49 million in the same quarter in the previous year. Net loss including exceptional items was $5.65 million.

▪	Exceptional items during the quarter amounted $1.52 million on account of legal fees.

▪	Additional expenses incurred during the quarter were on account of data centre expansion and the doubling of network reach over the last three quarters. This also increases current operating costs, whereas revenues will take time to scale across all the newly established locations.

▪	Sify ended the quarter with a cash balance of $5.12 million after capital expenditures of $6.73 million during the quarter.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “Our enterprise services grew strongly during the quarter, and we expect to continue to grow this business in the coming quarters despite the expected slowing down of the Indian economy to 6 to 7 percent growth going forwards. During the quarter we completed and launched our new data centre at Mumbai, and installed Cisco CRS 1 routers in our network core taking us towards Next Generation Network capabilities. We also grew our network reach to 524 cities during the quarter, making our infrastructure one of the largest and most sophisticated of its kind in India. Network expansion also enables us to widen the reach of our consumer services to more cities in India”.

Mr CVS Suri, Chief Operating Officer, Sify, said, “Demand for our enterprise services continue across connectivity, hosting, security and applications. We launched our VoIP carrier services for the back haul of voice traffic over our network for telecom companies during the quarter. New initiatives focused on the SMB segment, as well as the launch of our Software-as-a-Service in the current quarter will add additional new revenue streams going forwards. We have launched our new email service in alliance with Google on our portal, and expect to gain traction on this and other new initiatives in the coming quarters. A new interactive gaming site called Antzill on Sify.com was launched with an array of games for online gaming enthusiasts during the quarter. While we continue to rationalize our cafes in the current environment, the new name and identity are under execution, to be followed by the promotion of the cafes as fulfillment centres for all manner of online services in addition to Internet access. The results of these efforts will be felt by the end of this financial year”.
Mr. MP Vijay Kumar, Sify CFO, said, “Expansion to attain critical mass is key to gaining a competitive edge in the still developing Indian market for our services. Our timely investment in network expansion and in data centres will enable us to scale our business going forwards. The current environment also throws up opportunities for infrastructure and data centre expansion at very competitive costs. Investment decisions will be taken to ensure the company benefits from existing opportunities for growth in revenues or capabilities for competitive advantage. The financial markets are, however, affected by the ongoing global financial crisis, which will affect the rate of growth of the economy and make access to capital increasingly a challenge in the current environment”.

Unaudited Consolidated income statement as per IFRS
( In $ million, all translated at $1 = Rs. 46.45
Description

	Period ended		Period ended	Year ended
	30-Sep		30-Jun	Mar
	2008	2007	2008	2008

Enterprise	24.04	19.88	21.34	82.28
Consumer	7.50	9.78	8.06	37.80
Others	2.86	2.02	2.95	9.22

Revenue	34.40	31.68	32.35	129.30

Cost of Revenues	(20.23)	(17.89)	(18.87)	(72.98)

Other Income	0.32	0.26	0.40	0.99
Stock Compensation expenses	(0.30)	(0.33)	(0.38)	(1.21)
Depreciation and Amortization expenses	(2.62)	(2.74)	(2.41)	(8.49)
Selling, General and Administrative Expenses	(16.64)	(13.02)	(12.91)	(51.83)
Net Finance Income	(0.38)	0.74	0.06	2.24
Share of Affiliates	0.42	0.92	0.38	3.90
Profit Before tax	(5.02)	(0.38)	(1.39)	1.93
Income Taxes	(0.30)	(0.45)	(0.49)	(1.38)

Profit for the period	(5.32)	(0.83)	(1.88)	0.55
Profit attributable to:
Owners of the parent	(5.65)	(1.01)	(2.04)	(0.10)
Non-controlling interests	0.33	0.18	0.16	0.65

Non Financial Indicators	Sep-08	Sep-07	Jun-08	Mar-08
E Ports
Subscribers active 3 months (in 000’s)	623	1,009	679	718
No of ePorts	3957	3,831	3,917	3,887
No of ePorts (Operational)	1945		2,029	2,165
ePorts Additions (Gross)	106	161	121	513
No of Cities	226	164	201	180
Broadband
Subscribers (in 000’s)	197	211	207	219
No of CTOs	1998	2,033	1,976	1,966
ARPU	305	340	316	336
Technology
No of PoPs	524	236	502	481

Highlights of the businesses:
Sify Enterprise:
▪	Enterprise services revenues grew 13% over those of the previous quarter.

▪	New engagements for connectivity services were signed with Glenmark Generics Limited, Punj Llyod, Sparsh BPO Services, Trilegal and Ultratech Cements.

▪	Repeat business from existing clients include Emerson Group, HDFC Standard life insurance, , ICICI Bank, , IDBRT and Vodafone.

▪	Significant hosting contracts were signed with Lodha Group and Trilegal.

▪	Hosting contracts for additional services from existing clients include Crompton Greaves, HDFC Standard Life Insurance, Shoppers Stop, Shriram Group and VFS Group.

▪	VoIP carrier services for the back haul of voice traffic over our network for International Long Distance voice traffic were launched on July ‘15th, 2008. Pan India termination was offered to carriers right from the beginning of services. Our participation at global telecom conferences such as ITW & PTC created a strong awareness of the Sify brand, enabling us to interconnect with many Tier 1 operators and Mobile Virtual Network Operator’s like Singtel, I basis and Stratec.

▪	The Application Services division signed contracts with Ismart Global, Descrew Solutions and Carzonrent for providing Document Management Solutions.
Sify International:
Sify IMS:
▪	International services for infrastructure services launched services for the design and implementation of IT infrastructure. Specific areas of focus include:
▪	Virtualization

▪	Storage

▪	Cisco advanced solutions such as application acceleration, load balancing and firewall products
Sify eLearning:
▪	Won the Brandon Hall Gold Award in the category “Best Use of Virtual Worlds for Learning”

▪	Among the awarded contracts, some of the notable wins were from high profile customers in the following industry verticals:
▪	Global Computer Hardware Retail giant

▪	Globally recognized provider of storage and data management solutions

▪	Global leader in Business Intelligence Software solutions

Sify Consumer:
Expansion:
 Service expansion: Services were expanded to 32 new cities across the country with 67 e-ports & 21 new broadband partners extending services to customers in these cities.
 Large operators as partners: 10 Large Operators extending Home Broadband to customers have signed with Sify in Sep’08 to ensure ‘Security’ within their distribution networks.
 Sify e-Port Xpress: The first Distributor, Paramount Services Pvt Ltd for Southern India, was signed up for sify e-Port Xpress, the single PC kiosk that has the potential to make Internet access widely available.
Broadband:
SifyTalk launched nationally: After a successful launch in Hyderabad with very encouraging response from this market, SifyTalk was launched in 8 new cities simultaneously – Chennai, Bangalore, Vizag, Mumbai, Pune, Delhi, Chandigarh and Ludhiana.
With SifyTalk, customers can make unlimited outgoing calls to a unique number in the UK (a landline in the case of the UK), the US or Canada for just Rs 499 a month, using VoIP technology. In addition to this the customer also gets Rs 300 worth of free calls to other international numbers and attractive rates for other destinations.
Price penetration strategy: Sify is now offering customers a broadband connection that is easy on the pocket. At just Rs.95 a month, they can enjoy surfing the Internet at a speed of 256 kbps. This is a price warrior product to increase the subscriber base so that they can be upgraded to other packs.
e-port:
Local cyber cafes converted: During the quarter, 77 local mom and pop cyber cafes were converted to sify e-ports. A special offer was extended to these cyber cafes to upgrade and capitalize on the benefits of Sify Safe & Secure & Sify Value Added Services.
100 new e-Ports: 100 new e-ports were launched nationally.
Sify Portals:
▪	Subsequent to the partnership between Sify and Google to launch online applications on Sify.com using the GoogleApps platform, Sify.com launched its new mail service termed ‘World in Your Inbox’ or WIYI. This enables users to personalize their inbox to become virtually their home page with an array of applications in addition to a faster and more efficient mail service. This is an extension to the current relationship with Google on online advertising.

▪	A major new initiative in online games, a new interactive gaming site Antzill on Sify.com http://games.sify.com/ was launched with a vast array of games for online gaming enthusiasts. For the first time in the country, Antzill offers the opportunity for enthusiasts to not only play, but also to win prizes and build communities of gamers amongst themselves. The Antzill online games channel has grown to 3,50,000 visitors per month within 75 days of its launch.

▪	Sify.com continued to enhance its appearance and usability in keeping with trends and preferences with a fresh look and better user benefits to key channels like sify finance http://sify.com/finance/ during the quarter.

▪	Sify’s sports channel http://sify.com/sports/ saw an increase in visitors following its in-depth and comprehensive coverage of the Beijing Olympics.

▪	After the success of Indian Idol 3, Sony Entertainment Television continues to partner with Sify.com for the new season of Indian Idol 4 http://indianidol.sify.com/, where Indian Idol fans are offered unique opportunities for community building and interactive participation with contestants.

▪	Sify.com has also tied up with new partners like Sahara One for the reality show Saas Ya Bahu http://saasyabahu.sify.com/.

▪	The continuous enhancements have resulted in Sify.com showing a robust visitor growth of 36% in first six months of FY 2008-09.
About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 500+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO 27001 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Consumer services include broadband home access, dial up connectivity and the e-port cyber café chain across 180 cities and towns. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2008, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

Contact information:

David Appasamy	Trúc N. Nguyen (ext. 418) or Christopher Chu (ext. 426)	Stacy Dimakakos Media Relations
Investor Relations

Sify Technologies Limited	Investor Relations	Grayling Global +1-646-284-9417
+91-44-2254 0770 Ext. 2013	Grayling Global
david.appasamy@sifycorp.com	+1-646-284-9400	sdimakakos@hfgcg.com

tnguyen@hfgcg.com or cchu@hfgcg.com